Filed Pursuant to Rule 424(b)(2)
Registration No. 333-172562
The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED OCTOBER 24, 2013

PRICING SUPPLEMENT NO. 2013—CMTNH0200 DATED OCTOBER    , 2013
(TO PROSPECTUS SUPPLEMENT DATED DECEMBER 20, 2012 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM SENIOR NOTES, SERIES H
CITIGROUP INC.
Callable Leveraged CMS Spread Notes Due October    , 2033
$1,000 per Note
•	The stated principal amount and issue price of each note is $1,000.

•
Unless earlier redeemed by us, the notes have a maturity of approximately 20 years and will mature on October    , 2033 (expected to be October 30, 2033). At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.  The notes are subject to the credit risk of Citigroup Inc.

•
The notes will bear interest at a rate of 10.00% per annum for one year from and including October    , 2013 (expected to be October 30, 2013) to but excluding October    , 2014 (expected to be October 30, 2014).

•
Unless earlier redeemed by us, from and including October    , 2014 (expected to be October 30, 2014) to but excluding the maturity date, the notes will bear interest during each quarterly interest period at the per annum rate determined on the second U.S. government securities business day prior to the beginning of such quarterly interest period equal to the greater of (i) 5.25 times the CMS Spread, subject to a maximum interest rate of 10.00% per annum for any interest period, and (ii) the minimum interest rate of 0%. The CMS Spread will be equal to the 30-year Constant Maturity Swap Rate (“CMS30”) minus the 5-year Constant Maturity Swap Rate (“CMS5”), as determined on the second U.S. government securities business day prior to the beginning of such quarterly interest period.

•
Interest on the notes, if any, is payable quarterly on the       day of each January, April, July and October (expected to be the 30th day of each January, April, July and October), beginning on January    , 2014 (expected to be January 30, 2014) and ending on the maturity date or the date when the notes are called.

•
We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on October    , 2015 (expected to be October 30, 2015), upon not less than five business days’ notice.  Following an exercise of our call right, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

•	The pricing date is October , 2013 (expected to be October 25, 2013), the date we price the notes for initial sale to the public.

•	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.

•	The CUSIP for the notes is 1730T0A90. The ISIN for the notes is US1730T0A904.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors Relating to the Notes” beginning on page PS-6.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Issue Price(1)	$1,000	$
Underwriting Fee(2)	$25	$
Proceeds to Citigroup Inc.(2)	$975	$

(1) Citigroup Inc. currently expects that the estimated value of the notes on the pricing date will be between $910 and $950 per note, which will be less than the issue price. The estimated value of the notes is based on Citigroup Global Markets Inc.’s (“CGMI”) proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $25 for each $1,000 note sold in this offering. The actual underwriting fee will be equal to the selling concession paid to selected dealers. The per note proceeds to Citigroup Inc. above represents the minimum per note proceeds to Citigroup Inc., assuming the maximum per note underwriting fee. CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $25 for each $1,000 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

CGMI expects to deliver the notes to purchasers on or about October 30, 2013.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Callable Leveraged CMS Spread Notes are callable securities offered by Citigroup Inc. and have a maturity of approximately twenty years.

For one year after issuance, from and including October    , 2013 (expected to be October 30, 2013) to but excluding October    , 2014 (expected to be October 30, 2014), the interest rate on the notes is fixed at a rate of 10.00% per annum.  Unless the notes are called by us, the per annum interest rate for any quarterly interest period within the period from and including October    , 2014 (expected to be October 30, 2014) to but excluding the maturity date will equal the greater of (i) 5.25 times the CMS Spread, subject to a maximum interest rate of 10.00% per annum for any interest period, and (ii) the minimum interest rate of 0%. The CMS Spread will be equal to the 30-year Constant Maturity Swap Rate (“CMS30”) minus the 5-year Constant Maturity Swap Rate (“CMS5”). During this later period (which begins one year after the date of issuance of the notes), each of CMS30 and CMS5 will be as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the applicable interest determination date, which will be the second U.S. government securities business day prior to the beginning of the applicable quarterly interest period. During this later period, the interest rate on the notes may equal but will not be less than zero.

The notes mature on October    , 2033 (expected to be October 30, 2033).  We may call the notes, in whole and not in part, for mandatory redemption on any quarterly interest payment date beginning October    , 2015 (expected to be October 30, 2015) upon not less than five business days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the stated principal amount of notes you then hold, plus any accrued and unpaid interest.  The notes do not provide for any redemption at your option prior to maturity.

The notes are unsecured senior debt securities issued by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes, including the repayment of principal, are subject to the credit risk of Citigroup Inc.

Each note represents a stated principal amount of $1,000.  You may transfer the notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

While the notes will earn a fixed rate of interest from and including October    , 2013 (expected to be October 30, 2013) to but excluding October    , 2014 (expected to be October 30, 2014), the interest payments on the notes from and including October    , 2014 (expected to be October 30, 2014) to but excluding the maturity date or the date when the notes are called will vary and may be zero. We expect to pay interest, if any, in cash quarterly on the       day of each January, April, July and October (expected to be the 30th day of each January, April, July and October), beginning January    , 2014 (expected to be January 30, 2014) and ending on the maturity date or the date when the notes are called. We refer to each of these quarterly payment dates as an interest payment date and each three-month period from and including an interest payment date (or the issue date, in the case of the first interest period) to but excluding the next interest payment date or the maturity date as an interest period.

The per annum interest rate for any quarterly interest period from and including October    , 2013 (expected to be October 30, 2013) to but excluding October    , 2014 (expected to be October 30, 2014) will be 10.00% per annum. Unless the notes are called by us, the per annum interest rate for any quarterly interest period within the period from and including October    , 2014 (expected to be October 30, 2014) to but excluding the maturity date will equal the greater of (i) 5.25 times the CMS Spread, subject to a maximum interest rate of 10.00% per annum for any interest period, and (ii) the minimum interest rate of 0%. The CMS Spread will be equal to the 30-year Constant Maturity Swap Rate (“CMS30”) minus the 5-year Constant Maturity Swap Rate (“CMS5”).  For the interest periods beginning on or after October    , 2014 (expected to be October 30, 2014), the interest rate will be reset on the second U.S. government securities business day prior to the beginning of such quarterly interest period, which we refer to as the interest determination date. During each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Beginning on October    , 2014 (expected to be October 30, 2014), if CMS30 is less than or equal to CMS5, on an applicable interest determination date, then no interest will accrue on the notes for the interest period to which that interest determination date relates.  As a result, there may not be any interest payments on the notes after October    , 2014 (expected to be October 30, 2014).  In addition, on any interest payment date on or after October    , 2015 (expected to be October 30, 2015), we have the right to call the notes on any interest payment date. We are more likely to call the notes at a time when interest is accruing on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Inc. of comparable maturity.  If we call the notes, you may not be able to invest in other securities with a similar yield and level of risk.  You should refer to the section “Risk Factors Relating to the Notes” for further information.

Furthermore, because the interest applicable to a quarterly interest period after October    , 2014 (expected to be October 30, 2014) cannot exceed 10.00% per annum, the amount of interest, if any, payable on the notes for any interest period will not exceed $25.00 per note even if the CMS Spread applicable to such interest period is greater than approximately 1.905% (taking into account that the value of the CMS Spread will be multiplied by 5.25 on the applicable interest determination date). You should refer to the section “Risk Factors Relating to the Notes” for further information.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to CMS30, CMS5, the CMS Spread or another interest rate. You should understand how the interest rate calculations work before you invest in the notes. You can find more information in the section “Description of the Notes—Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on October    , 2033 (expected to be October 30, 2033). Subject to the credit risk of Citigroup Inc., at maturity, unless we have previously called your notes, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

What Will I Receive if Citigroup Inc. Calls the Notes?

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning October    , 2015 (expected to be October 30, 2015), upon not less than five business days’ notice to holders of the notes in the manner described in the section “Description of the Notes—Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the stated principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

You will receive 100% of the stated principal amount of your notes only if you hold the notes at call or maturity. If you choose to sell your notes before the notes are called or mature, you are not guaranteed and should not expect to receive the full stated principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You May Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Your Notes Prior to Maturity” in this pricing supplement for further information.

Where Can I Find Examples of Hypothetical Interest Payments?

For examples setting forth hypothetical interest amounts payable over the term of the notes, see “Description of the Notes—Hypothetical Interest Payment Examples” in this pricing supplement.

Who Publishes CMS30 and CMS5 and What Do They Measure?

Constant maturity swap rates measure the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a specified period of time. Unless otherwise stated in this pricing supplement, CMS30 and CMS5 will equal the 30-year Constant Maturity Swap Rate and the 5-year Constant Maturity Swap Rate, each as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the applicable interest determination date (as described in the section “Determination of the CMS30 and the CMS5”).

What Has the CMS Spread Been Historically?

We have provided a graph showing the value of the CMS Spread on each day such value was available from January 2, 2003 to October 24, 2013. You can find this graph in the section “Historical Data on the CMS Spread” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the CMS Spread in recent years. However, past performance is not indicative of how the CMS Spread will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical Value of the CMS Spread Is Not an Indication of the Future Value of the CMS Spread” in this pricing supplement.

What Are the U.S. Federal Tax Consequences of Investing in the Notes?

See “United States Federal Income Tax Considerations” below for a description of the U.S. federal tax consequences of investing in the notes.  You should consult your adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes in light of your particular circumstances.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.

What Is the Role of Citigroup Inc.’s Affiliates, CGMI and Citibank, N.A.?

Our affiliate, Citigroup Global Markets Inc. (“CGMI”), is the underwriter for the offering and sale of the notes.  CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions, and will not be a representation by CGMI that the notes can be sold at that price, or at all.

CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until the maturity date. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citibank, N.A. will act as calculation agent for the notes.  As calculation agent, Citibank, N.A. will make determinations with respect to the notes.  You should refer to “Risk Factors Relating to the Notes—The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Inc.’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based on CMS30, CMS5 and the CMS Spread. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate CGMI may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You May Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

See “Benefit Plan Investor Considerations” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the relative values of CMS30 and CMS5, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Because CMS30 and CMS5 are floating rates, the CMS Spread will fluctuate.  Thus, beginning one year after issuance, on October    , 2014 (expected to be October 30, 2014), the rate at which any interest may accrue on the notes will vary.  In particular, beginning on October    , 2014 (expected to be October 30, 2014), if the CMS Spread is less than or equal to 0% (i.e., if CMS30 is less than or equal to CMS5) on the second U.S. government securities business day prior to the beginning of a quarterly interest period, you will not earn any interest during that interest period. Furthermore, the interest rate that is determined on the relevant interest determination date will apply to the entire interest period following such interest determination date even if the CMS Spread increases during that interest period.

The Interest Rate Applicable to the Notes Will be Subject to a Maximum Per Annum Rate

The interest rate applicable to the notes cannot exceed 10.00% per annum for any interest period after the first year of the term of the notes.  This maximum interest rate will limit the amount of interest you may be paid on the notes to a maximum of $25.00 per note per interest period.  As a result, if the CMS Spread applicable to any interest period beginning on October    , 2014 (expected to be October 30, 2014) is greater than approximately 1.905% (taking into account that the CMS Spread will be multiplied by 5.25 on the applicable interest determination date), the notes will provide you less interest income than an investment in a similar instrument that is not subject to a maximum per annum interest rate.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or until the date when the notes are called. The value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity or the date when the notes are called, you may receive less than your initial investment.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the notes on any interest payment date beginning October    , 2015 (expected to be October 30, 2015) upon not less than five business days’ notice. In the event that we call the notes, you will receive the stated principal amount of your investment in the notes and any accrued and unpaid interest to and including the date when the notes are called. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

The Relative Values of CMS30 and CMS5 Will Affect Our Decision to Call the Notes

It is more likely we will call the notes prior to their maturity date if the CMS Spread results in interest accruing on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Inc. of comparable maturity. If we call the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Value of the Notes

You are subject to the credit risk of Citigroup Inc.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any decline, or anticipated decline, in our credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Your Notes Prior to Maturity

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis.  Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity.  Accordingly, an investor must be prepared to hold the notes until maturity.

The Estimated Value of the Notes on the Pricing Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Will Be Less than the Issue Price

The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price.  These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes.  These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you.  The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes.  See “The Estimated Value of the Notes Would Be Lower if it Were Calculated Based on Our Secondary Market Rate” below.

The Estimated Value of the Notes Was Determined for Us by Our Affiliate Using Proprietary Pricing Models

CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models.  In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the CMS Spread and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours.  Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes.  Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes.  You should not invest in the notes because of the estimated value of the notes.  Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

The Estimated Value of the Notes Would be Lower if it Were Calculated Based on Our Secondary Market Rate

The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate.  If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower.  We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt notes, and our liquidity needs and preferences.  Our internal funding rate is not the same as the rate at which interest is payable on the notes.

The Estimated Value of the Notes Is Not an Indication of the Price, if any, at which CGMI or Any Other Person May Be Willing to Buy the Notes from You in the Secondary Market

Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor.  Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used.  In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions.  As a result, it is likely that any secondary market price for the notes will be less than the issue price.

The Price at Which You May Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market at any time will be affected by the CMS Spread at that time and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The CMS Spread.  We expect that the value of the notes at any time will depend on whether and to what degree, if any, CMS30 exceeds CMS5.  In general, we expect that a decrease in the CMS Spread will cause a decrease in the value of the notes because the interest, if any, payable on the notes is based on the CMS Spread. Conversely, in general, we expect that an increase in the CMS Spread may tend to cause an increase in the value of the notes. However, an increase in the CMS Spread may increase the likelihood of the notes being called. CMS30, CMS5 and the economic relationship between the two will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of the CMS Spread.  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CMS Spread changes, the value of the notes may change.

Call Right.  Our ability to call the notes prior to their maturity date is likely to limit their value. If we did not have the right to call the notes, their value could be significantly different.

Interest Rates.  We expect that the value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the value of the notes may decrease.

Time Premium or Discount.  As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the CMS Spread, which disparity is expected to be larger the longer the time remaining to the maturity of the notes. A “time premium” or “discount” results from expectations concerning the value of the CMS Spread during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the value of the notes.

Hedging Activities.  Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon CMS30, CMS5, the CMS Spread, or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates or we may profit from our hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Inc.’s affiliate CGMI may be willing to purchase your notes in the secondary market.

Creditworthiness of Citigroup Inc. Actual or anticipated changes in our creditworthiness, as reflected in our secondary market rate, may affect the value of the notes. The notes are subject to our credit risk.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the value of the notes attributable to another factor.

Immediately Following Issuance, any Secondary Market Bid Price Provided by CGMI, and the Value that Will Be Indicated on Any Brokerage Account Statements Prepared by CGMI or its Affiliates, Will Reflect a Temporary Upward Adjustment

The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period.  See “Valuation of the Notes” in this pricing supplement.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

Unless called by us, from and including October    , 2014 (expected to be October 30, 2014) to but excluding the maturity date, the notes will bear interest at the per annum rate equal to the greater of (i) 5.25 times the CMS Spread, subject to a maximum interest rate of 10.00% per annum for any interest period, and (ii) the minimum interest rate of 0%. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Inc. of comparable maturity.

The Historical Value of the CMS Spread Is Not an Indication of the Future Value of the CMS Spread

The historical value of the CMS Spread, which is included in this pricing supplement, should not be taken as an indication of the future value of the CMS Spread during the term of the notes. Changes in the relative values of CMS30 and CMS5 will affect the value of the CMS Spread and thus the value of and interest payments on the notes, but it is impossible to predict whether the relative values of CMS30 and CMS5 will rise or fall.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes

Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours.  As calculation agent, Citibank, N.A. will determine the CMS Spread on any interest determination date and will calculate the interest payable to you on each interest payment date. Any of these determinations made by Citibank, N.A., in its capacity as calculation agent, including with respect to the calculation of the CMS30 or CMS5 in the event of their unavailability, may adversely affect the payments to you on any interest payment date.

Citigroup Inc.’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon CMS30, CMS5 and the CMS Spread. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate CGMI may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the value of the notes declines.

You Will Have No Rights Against the Publisher of CMS30 and CMS5

You will have no rights against the publisher of CMS30 and CMS5 even though the amount you receive on an interest payment date will depend upon the value of the CMS Spread. The publisher of CMS30 and CMS5 is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filing for December 20, 2012 on the SEC Web site):

▪	Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312512509203/d448811d424b2.htm

General

The Callable Leveraged CMS Spread Notes Due October    , 2033 (the “Notes”) are callable securities offered by Citigroup Inc. and have a maturity of approximately twenty years.

For one year after issuance, from and including October    , 2013 (expected to be October 30, 2013) to but excluding October    , 2014 (expected to be October 30, 2014), the Notes will pay interest at a rate of 10.00% per annum. Unless called by us, from and including October    , 2014 (expected to be October 30, 2014) to but excluding the Maturity Date, the interest rate on the Notes will be variable and will be reset quarterly based on the difference between a 30-year Constant Maturity Swap Rate, and a 5-year Constant Maturity Swap Rate (as described in the section “—Interest”). All payments on the Notes are subject to the credit risk of Citigroup Inc.

Unless earlier redeemed, the Notes mature on October    , 2033 (expected to be October 30, 2033), which we refer to as the “Maturity Date.”  If the Maturity Date falls on a day that is not a Business Day, the payment to be made on the Maturity Date will be made on the next succeeding Business Day with the same force and effect as if made on the Maturity Date, and no additional interest will accrue as a result of such delayed payment.  We may call the Notes, in whole and not in part, for mandatory redemption on any quarterly Interest Payment Date beginning on October      , 2015 (expected to be October 30, 2015) upon not less than five Business Days’ notice.  Following an exercise of our call right, you will receive an amount in cash equal to 100% of the stated principal amount of Notes you then hold on that Interest Payment Date, plus accrued and unpaid interest, if any.

The Notes are unsecured senior debt securities issued by Citigroup Inc. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each Note represents a stated principal amount of $1,000.  You may transfer the Notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

For one year after issuance, from and including October    , 2013 (expected to be October 30, 2013) to but excluding October    , 2014 (expected to be October 30, 2014), the Notes bear interest at a rate of 10.00% per annum.

The amount of any quarterly interest payment on the Notes after October    , 2014 (expected to be October 30, 2014) will vary and may be zero. We expect to pay interest, if any, in cash quarterly on the       day of each January, April, July and October (expected to be the 30th day of each January, April, July and October), beginning January    , 2014 (expected to be January 30, 2014) and ending on the Maturity Date or the date when the Notes are called, each an “Interest Payment Date.”  Each three-month period from and including an Interest Payment Date (or the issue date, in the case of the first Interest Period) to but excluding the next Interest Payment Date is an “Interest Period.” For Interest Periods beginning on or after October    , 2014 (expected to be October 30, 2014), the interest rate will be reset on the second U.S. Government Securities Business Day prior to the beginning of each such quarterly Interest Period, which we refer to as an “Interest Determination Date.” During each Interest Period interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Unless called by us, from and including October    , 2014 (expected to be October 30, 2014) to but excluding the Maturity Date, the Notes bear interest during each Interest Period at a per annum rate that will equal the greater of (i) 5.25 times the CMS Spread, subject to a maximum interest rate of 10.00% per annum for any Interest Period, and (ii) the minimum interest rate of 0%.

The “CMS Spread” equals the 30-year Constant Maturity Swap Rate (“CMS30”) minus the 5-year Constant Maturity Swap Rate (“CMS5”), each as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the applicable Interest Determination Date.

Beginning on October    , 2014 (expected to be October 30, 2014), if CMS30 is less than or equal to CMS5 on an Interest Determination Date, then no interest will accrue on the Notes for the Interest Period to which that Interest Determination Date relates.  As a result, the amount of any quarterly interest payment will vary and could be zero on any Interest Payment Date after October    , 2014 (expected to be October 30, 2014).  Additionally, because the interest applicable to the Notes after October    , 2014 (expected to be October 30, 2014) cannot exceed 10.00% per annum, the amount of interest, if any, payable on the Notes for any Interest Period will not exceed $25.00 per Note even if the CMS Spread applicable to such Interest Period is greater than approximately 1.905% (taking into account that the CMS Spread will be multiplied by 5.25 on the applicable Interest Determination Date). Furthermore, beginning on October    , 2015 (expected to be October 30, 2015), we have the right to call the Notes on any Interest Payment Date. We are more likely to call the Notes at a time when interest is accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Inc. of comparable maturity.  If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Interest, if any, will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date, except that interest payable at maturity or upon redemption will be paid to the persons who hold the Notes at maturity or redemption, as applicable. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

A “U.S. Government Securities Business Day” means any day that is not a Saturday, a Sunday or a day on which The Securities Industry and Financial Markets Association’s U.S. holiday schedule recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Payment at Maturity

The Notes will mature on October    , 2033 (expected to be October 30, 2033). Subject to the credit risk of Citigroup Inc., at maturity, unless we have previously called your Notes, you will receive for each Note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Hypothetical Interest Payment Examples

The table below presents examples of hypothetical quarterly interest payments to be made on an Interest Payment Date following the first year of the term of the Notes based on various hypothetical CMS Spread values. The figures below have been rounded for ease of analysis. The table and the following examples of hypothetical interest payment calculations are based on the following terms:

•	Principal amount: $1,000
•	Multiplier: 5.25
•	Maximum Interest Rate: 10.00%

Example	Hypothetical CMS Spread(1)	Hypothetical Interest Rate per Annum(2)	Hypothetical Quarterly Interest Payment(3)
1	-1.000%	0.00%	$0.00
2	-0.800%	0.00%	$0.00
3	-0.600%	0.00%	$0.00
4	-0.400%	0.00%	$0.00
5	-0.200%	0.00%	$0.00
6	0.000%	0.00%	$0.00
7	0.200%	1.05%	$2.63
8	0.400%	2.10%	$5.25
9	0.600%	3.15%	$7.88
10	0.800%	4.20%	$10.50
11	1.000%	5.25%	$13.13
12	1.200%	6.30%	$15.75
13	1.400%	7.35%	$18.38
14	1.600%	8.40%	$21.00
15	1.800%	9.45%	$23.63
16	1.905%	10.00%	$25.00
17	2.000%	10.00%	$25.00
18	2.200%	10.00%	$25.00
19	2.400%	10.00%	$25.00
20	2.500%	10.00%	$25.00
21	2.600%	10.00%	$25.00
22	2.800%	10.00%	$25.00
23	3.000%	10.00%	$25.00
24	3.200%	10.00%	$25.00
25	3.400%	10.00%	$25.00
_______________________________
(1) Hypothetical CMS Spread = (CMS30 – CMS5), where CMS30 and CMS5 are determined on the second U.S. Government Securities Business Day prior to the beginning of the applicable Interest Period.
(2) Hypothetical interest rate (per annum) for the quarterly Interest Period = the greater of (i) 5.25 × CMS Spread, subject to a maximum interest rate of 10.00%, and (ii) 0%.
(3) Hypothetical quarterly interest payment on the Note = (Hypothetical interest rate per annum × $1,000) / 4.

The examples are for purposes of illustration only.  The actual interest payment for each Interest Period will depend on the actual values of the CMS Spread and other relevant parameters for determining the amount of interest, if any, holders will receive on any Interest Payment Date based on the CMS Spread.

Determination of the CMS30 and the CMS5

If a rate for CMS30 or CMS5 is not published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) on any U.S. Government Securities Business Day on which the rate for CMS30 and CMS5 is required, then the calculation agent will determine the applicable rate on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a 30-year or 5-year maturity, as applicable, commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the applicable rate will be determined by the calculation agent in good faith and using its reasonable judgment.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning October    , 2015 (expected to be October 30, 2015), upon not less than five Business Days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the stated principal amount of Notes you then hold, plus accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of March 15, 1987, as amended, will serve as trustee for the Notes.

The CUSIP for the Notes is 1730T0A90. The ISIN for the Notes is US1730T0A904.

Calculation Agent

The calculation agent for the Notes will be Citibank, N.A., an affiliate of Citigroup Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Inc. and the holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON THE CMS SPREAD

The following graph shows the daily values of the CMS Spread in the period from January 2, 2003 through October 24, 2013 using historical data obtained from Bloomberg. Past movements of the CMS Spread are not indicative of future values of the CMS Spread.

The CMS Spread at 11:00 a.m. (New York time) on October 24, 2013 was 2.119%.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, based on current market conditions, the Notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion assumes this treatment is respected.  If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  We are required to construct a “projected payment schedule” in respect of the Notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.  The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the Notes as determined under the projected payment schedule.

Although it is not entirely clear how the comparable yield and projected payment schedule must be determined when a debt instrument may be redeemed by the issuer, we have determined that the comparable yield for a Note is a rate of    %, compounded quarterly, and that the projected payment schedule with respect to a Note consists of the following payments:

January 30, 2014	$	January 30, 2019	$	January 30, 2024	$	January 30, 2029	$
April 30, 2014	$	April 30, 2019	$	April 30, 2024	$	April 30, 2029	$
July 30, 2014	$	July 30, 2019	$	July 30, 2024	$	July 30, 2029	$
October 30, 2014	$	October 30, 2019	$	October 30, 2024	$	October 30, 2029	$
January 30, 2015	$	January 30, 2020	$	January 30, 2025	$	January 30, 2030	$
April 30, 2015	$	April 30, 2020	$	April 30, 2025	$	April 30, 2030	$
July 30, 2015	$	July 30, 2020	$	July 30, 2025	$	July 30, 2030	$
October 30, 2015	$	October 30, 2020	$	October 30, 2025	$	October 30, 2030	$
January 30, 2016	$	January 30, 2021	$	January 30, 2026	$	January 30, 2031	$
April 30, 2016	$	April 30, 2021	$	April 30, 2026	$	April 30, 2031	$
July 30, 2016	$	July 30, 2021	$	July 30, 2026	$	July 30, 2031	$
October 30, 2016	$	October 30, 2021	$	October 30, 2026	$	October 30, 2031	$
January 30, 2017	$	January 30, 2022	$	January 30, 2027	$	January 30, 2032	$
April 30, 2017	$	April 30, 2022	$	April 30, 2027	$	April 30, 2032	$
July 30, 2017	$	July 30, 2022	$	July 30, 2027	$	July 30, 2032	$
October 30, 2017	$	October 30, 2022	$	October 30, 2027	$	October 30, 2032	$
January 30, 2018	$	January 30, 2023	$	January 30, 2028	$	January 30, 2033	$
April 30, 2018	$	April 30, 2023	$	April 30, 2028	$	April 30, 2033	$
July 30, 2018	$	July 30, 2023	$	July 30, 2028	$	July 30, 2033	$
October 30, 2018	$	October 30, 2023	$	October 30, 2028	$	October 30, 2033	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the Notes.

Upon the sale, exchange or retirement of the Notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the Notes.  Your adjusted tax basis will equal your purchase price for the Notes increased by interest income previously included on the Notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule.  Any gain generally will be treated as ordinary income, and any loss will be treated as ordinary income to the extent of prior net interest inclusions on the Note and as capital loss thereafter.

If you are a Non-U.S. Holder of Notes, you generally will not be subject to U.S. federal withholding or income tax in respect of amounts paid to you on the Notes provided that (i) income in respect of the Notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.  See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the Notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the Notes.

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the Notes and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated December 20, 2012 among Citigroup Inc. and the Agents listed on Schedule I thereto, including CGMI, govern the sale and purchase of the Notes.

CGMI, acting as principal, has agreed to purchase from Citigroup Inc., and Citigroup Inc. has agreed to sell to CGMI, $            aggregate stated principal amount of Notes (        Notes) for a minimum of $975 per Note. CGMI proposes to offer the Notes to certain dealers at the public offering price less a selling concession as described in this paragraph.  CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $25 for each $1,000 Note they sell. If all of the Notes are not sold at the initial offering price, CGMI may change the public offering price and other selling terms.

In order to hedge its obligations under the Notes, Citigroup Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Estimated Value of the Notes on the Pricing Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Will Be Less than the Issue Price” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

The Notes will not be listed on any exchange.

CGMI is an affiliate of Citigroup Inc.  Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

Certain Additional Selling Restrictions

Chile

The Notes are being offered as of the date hereof solely to Qualified Investors (Inversionistas Calificados) pursuant to the private placement exemption provided by General Rule No. 306 of the Superintendencia de Valores Y Seguros (the “SVS”). The offering of the Notes has not been and will not be registered with the Chilean Securities Registry or the Registry of Foreign Securities of the SVS and, therefore, the Notes are not subject to oversight by the SVS and may not be sold publicly in Chile. The issuer of the Notes is not obligated to make information available publicly in Chile regarding the Notes.

Peru

The information contained in this pricing supplement has not been reviewed by the Superintendencia del Mercado de Valores (Peruvian Securities Market Superintendency or SMV; formerly, the Comisión Nacional Supervisora de Empresas y Valores or CONASEV). Neither the Regulations for Initial Offers and Sale of Securities (CONASEV Resolution 141-98-EF/94.10) nor the obligations regarding the information applicable to securities registered with the Registro Público del Mercado de Valores (Peruvian Stock Market Public Registry) apply to this private offering.

Uruguay

In Uruguay, the Notes are being placed relying on a private placement (“oferta privada”) pursuant to section 2 of law 18.627, as amended. The Notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the Notes.  Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the “Code”) prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan’s assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code (in either case, “Parties in Interest”) with respect to such Plans.  As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans.  Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the Notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the Notes and related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less than, adequate consideration in connection with the transaction (the so-called “service provider exemption”).  There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the Notes and assets of a Plan.

Accordingly, the Notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.  Each purchaser or holder of the Notes or any interest therein will be deemed to have represented by its purchase or holding of the Notes that (a) it is not a Plan and its purchase and holding of the Notes is not made on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”).  Accordingly, each such purchaser or holder of the Notes shall be required to represent (and deemed to have represented by its purchase of the Notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The Notes are contractual financial instruments.  The financial exposure provided by the Notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Notes.  The Notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Notes.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the Notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws.  The sale of any Notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

VALUATION OF THE NOTES

CGMI calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on proprietary pricing models.  CGMI’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”).  CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate.  CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors Relating to the Notes—The Price at Which You May Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, but not including our creditworthiness.  These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the Notes is a function of the terms of the Notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the Notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the pricing date.

For a period of approximately six months following issuance of the Notes, the price, if any, at which CGMI would be willing to buy the Notes from investors, and the value that will be indicated for the Notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined.  This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the Notes.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period.